The Heritage Report
1997

Contents
Our Team..................................................2
Our Mission...............................................3
Nasdaq SmallCap Market....................................3
General Information.......................................4
Financial Highlights......................................4
Products and Services.....................................5
Letter to Shareholders and Customers......................6
Summary Financial Data....................................7
Market Price and Dividend Data............................8
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................9
Average Balances, interest and Average Yields............12
Rate/Volume Analysis.....................................13
Independent Auditor's Report.............................17
Financial statements
  Statements of condition................................18
  Statements of operations...............................19
  Statements of changes in stockholders' equity..........20
  Statements of cash flows...............................21
  Notes to financial statements..........................23
Advisory Board...........................................33


ANNUAL REPORT OF THE HERITAGE BANK

Our Team
Board of Directors

                                Harold E. Lieding
                                    CHAIRMAN
                   Senior Partner, Lieding and Anderson, P.C.
                             Philip F. Herrick, Jr.
                      VICE CHAIRMAN AND ASSISTANT SECRETARY
                             Owner, Herrick Holdings
                                John T. Rohrback
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                George K. Degnon
                                    SECRETARY
                       President, Degnon Associates, Inc.
                                 Kevin P. Tighe
                               ASSISTANT SECRETARY
              Senior Partner, Tighe, Patton, Tabackman, and Babbin
              Chairman of the Board, McLean Racquet and Health Club
                                 Geo. P. Shafran
                               ASSISTANT SECRETARY
                  President, Geo. P. Shafran & Associates, Inc.
                               Stanley I. Richards
                  Chairman and President, Richards Corporation
                   Chairman and CEO, TIA Electric Corporation
                                 Henry E. Hudson
                      Attorney, Reed, Smith, Shaw & McClay
                                 Ronald W. Kosh
           VICE PRESIDENT AND DIVISION MANAGER, AAA MIDATLANTIC, INC.

Management

Administration
Janice Cross,  Executive  Assistant
Deborah  Glakas,  Personnel Officer
William Ore, V. P. & Marketing Officer
John Rohrback,  President & CEO
Credit  Administration
Mary Ann Gonda,  Vice President
Customer  Service
Yeshe Ayele,  Client Service  Representative
Tom Carroll,  Teller
Chris Clark,  Teller
Jason Cranford,  Teller
Leticia dela Rosa, Head Teller
Marie Noelle Koua, Teller
Jeannie Lira, Teller
Kevin Noyes, Client Service Representive
Cynthia Ottaviani, Branch Officer
Lending
Frederick  Berhalter,  Vice President
Todd Dempsey,  Vice President
Kristie Douglas,  Credit Assistant
Teresa Dunbar, Vice President
Henry Finch, Vice President
Jectofer Ramirez,  Loan Assistant
Operations
Ione Barrett, Bookkeeping Clerk
Phyllis Hall,  Operations Clerk
Linda Norris,  Loan Operations Assistant
Suzie Spannuth,  Assistant Vice President
Dawn Sparger, Proof Operator
William Sutphin,  Senior Vice President
Corazon Tirona,  Bookkeeping Clerk
Ramzi Vincent, Mail/File Clerk

Our Mission

o   Be the premier financial institution in the markets in which we operate

o Create and deliver quality financial products and services which represent exceptional value to our customers

o Provide a stimulating and challenging work environment which encourages, develops, and rewards excellence

o Through uncompromising dedication and commitment to the above, achieve and then maintain consistently superior financial performance which creates value for our shareholders

o   Diligently serve our community with integrity and pride.

Nasdaq SMALLCAP MARKET

The Bank's common stock is now listed on the Nasdaq SmallCap Market. You will be able to find current price quotations from any registered broker dealer. Your stock is carried under the symbol HBVA.

General Information

The Heritage Bank was incorporated under the laws of the Commonwealth of Virginia in 1987. Until September 1, 1992, it operated as a wholly-owned subsidiary of Heritage Bankshares, Inc. but on that date became independent. It is a state chartered member of the Federal Reserve System with deposits insured by the Federal Deposit Insurance Corporation (FDIC).

As a community bank serving McLean, Virginia, The Heritage Bank specializes in providing personalized "hometown" service to its customers and actively supports a number of community services. Annual customer surveys indicate a high degree of satisfaction with Heritage's approach to banking in a highly competitive market.

Form 10-K
The Form 10-K filed with the Board of Governors of the Federal Reserve System may be obtained without charge by written request to:

William B. Sutphin
The Heritage Bank
1313 Dolley Madison Blvd.
McLean,  Virginia  22101

Executive Offices
1313 Dolley  Madison Blvd.
McLean,  Virginia 22101
(703) 356-6060

Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford,  New Jersey 07016-3572

Auditors
Yount, Hyde & Barbour, P.C.
Winchester, Virginia

Nasdaq SmallCap Symbol HBVA

The Heritage Bank--Products & Services
Personal Checking
Interest Checking
Money Market  Checking
Statement  Savings
Certificates  of  Deposit
Small  Business Checking
Corporate  Checking
Business Money Market
Business  Statement Savings
Treasury Tracker
Commercial Sweep
Traditional IRA, Roth IRA, Simple IRA
  Fixed rate or  variable rate
24-Hr Night  Depository
Notary  Service
Wire Transfers
P.C. Banking
Money Orders
Cashier's Checks
Certified Checks
Traveler's Checks
ATM Cards
ACH  Origination
VISA Check Card
Merchant Credit Card Services
U.S.  Savings Bonds
Overdraft  Protection
Letters of Credit
Consumer Loans
1st Deed of Trust Residential Loans
2nd Deed of Trust Residential Loans
Home Equity Loans and Lines
Construction  Loans
Home  Improvement  Loans
Lines of Credit
Equipment Loans
Acquisition & Development
  Financing
Mini-Perm Commercial Mortgages
Small Business Administration Loans (SBA)

To Our Shareholders and Customers
Dear Shareholders:

We are proud to announce our financial results for the year 1997 and the fourth quarter of 1997. Net Income for the year was $570,000, or $0.45 per share, compared to $403,000 or $0.32 per share in 1996. Net Income for the fourth quarter was $257,000 versus $103,000 in 1996 ($0.21 versus $0.08).

Both the year-end and the fourth quarter results include a tax benefit of $85,000. This tax benefit resulted from the tax loss carry forward from prior years. Without the tax benefit, Net Income was $485,000 for 1997 versus $403,000 in 1996, a 20% increase.

Several factors combined to improve the earnings results. First, Net Interest Income increased. Although the total volume of loans was level, the proportion earning interest increased while non-accrual loans decreased to their lowest level in years. Second, decreasing interest rates caused the cost of interest bearing deposits to decrease, which caused a corresponding rise in the Net Interest Margin.

Another significant factor was income from the sale of investment securities. Decreased interest rates provided profits in the investment portfolio and simultaneous diversification of the portfolio improved the concentration risk and increased yield.

Several other important events strengthened your Bank in 1997. At year-end, the holders of 240,002 warrants exercised their rights to purchase stock. Not a single warrant expired unexercised. This added $600,000 in new capital.

The combination of the year's earnings and the additional capital from the exercise of the warrants added new capital in excess of $1,000,000. This has strengthened the Bank's financial soundness, and at the same time it has broadened the market we can serve by increasing our legal lending limit.

Moreover, on May 18, 1998, the Bank consummated an offering of 805,000 shares of its common stock. The offering raised approximately $4.4 million in gross proceeds for the Bank and increased the Bank's legal lending limit by nearly 80%.

The Heritage Bank is McLean's hometown community bank, the only bank now headquartered here. It has served this community for ten years. The Board of Directors has decided on expansion as a method to grow shareholders' value. In late summer, The Heritage Bank will open its first branch office in the Countryside shopping center on Route 7, in Loudoun County. We will endeavor to duplicate the same quality service that we have provided in McLean to the businesses and residents of Countryside, Cascades, Sterling, Ashburn, and Herndon.

John T. Rohrback                   Harold E. Lieding
President, CEO                     Chairman of the Board

SUMMARY FINANCIAL DATA

The following summary financial information of the Bank should be read in conjunction with the financial statements of the Bank and the notes thereto appearing elsewhere in this Annual Report and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                1997            1996          1995             1994            1993
                                         (Dollars in thousands, except per share data)

SUMMARY OF OPERATING RESULTS:
  Total interest income                                  $     3,256     $     3,420    $     3,048     $     3,034     $     3,196
  Total interest expense                                       1,111           1,411          1,165             960           1,104
  Net interest income                                    $     2,145     $     2,009    $     1,883     $     2,074     $     2,092
  Provision for (recovery of) loan losses                          4            --              (87)            488             472
  Net interest income after provision for
    (recovery of ) loan losses                           $     2,141     $     2,009    $     1,970     $     1,586     $     1,620
  Other income                                                   181             119             98             168             271
  Other expenses                                               1,836           1,725          1,854           1,868           1,880
  Income (loss) before taxes                                     486             403            214            (114)             11
  Income tax expense (benefit)1                                  (85)           --               31            --              --
                              ------------
  Net income (loss)                                      $       571     $       403    $       183     $      (114)    $        11


PER SHARE:
  Basic earnings (loss) per share                        $      0.45     $      0.32    $      0.15     $     (0.09)    $      0.01
  Diluted earnings (loss) per share                             0.44            0.32           0.15           (0.09)           0.01
  Cash dividend declared                                        --              --             --              --              --
  Book value at period end                                      3.18            2.84           2.52            2.30            2.46
  Common shares outstanding                                1,489,636       1,249,634      1,249,634       1,249,634       1,249,634

BALANCE SHEET DATA (AT PERIOD END):
  Loans, net of unearned interest                        $    23,390     $    25,202    $    24,346     $    27,426     $    29,517
  Allowance for loan loss                                        634             617            685           1,164             959
  Total assets                                                45,450          46,075         46,874          41,944          45,335
  Total deposits                                              40,604          42,387         43,539          38,933          42,226
  Total stockholders' equity                                   4,730           3,543          3,149           2,878           3,070

PERFORMANCE AND ASSET QUALITY RATIOS:
  Return on average total assets                                1.33%           0.87%          0.46%          (0.26)%           .02%
  Return on average stockholders' equity                       15.24           12.05           5.89           (3.84)           0.43
  Average stockholders' equity to average total assets          8.74            7.19           7.74            6.81            5.63
  Nonaccrual and past due loans to total loans                  0.98            1.85           2.93            3.11            2.74
  Allowance for loan losses to total loans                      2.71            2.45           2.81            4.24            3.25
  Net yield                                                     4.29            3.69           3.96            4.26            4.16
  Net interest margin2                                          5.25            4.54           4.93            4.37            4.84

------------------------------------------------------------------------------------------------------------------------------------

1 At December 31, 1997, the Bank had available approximately $387,000 of an operating loss carry forward which could be offset against future income.

2 Net interest margin is calculated as net interest income divided by average earning assets and represents the Bank's net yield on its earning assets.

MARKET PRICE AND DIVIDEND DATA
The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol"HBVA."

Based on information available to the Bank from a limited number of sellers and purchasers of Common Stock, the Bank believes that the selling price for the Common Stock ranged from $2.00 to $2.25 during 1996; from $2.25 to $4.00 during 1997; and from $4.00 to $5.625 from January 1, 1998 through May 31, 1998. Such transactions may not be representative of all transactions during the indicated periods or the actual fair market value of the Common Stock at the time of such transactions due to the infrequency of trades and the limited market for the Common Stock.

At May 31, 1998, there were 2,293,617 shares of Common Stock outstanding, held by approximately 1,300 holders of record.

Since becoming an independent entity in 1992, the Bank has not paid a cash dividend to its stockholders. The Board of Directors does not presently anticipate paying a dividend in the near term. The timing and amount of future dividends, if any, will depend on general business conditions encountered by the Bank, its earnings, its financial condition and cash and capital requirements, governmental regulations and other such factors as the Board of Directors may deem relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of the Bank. This review should be read in conjunction with the Bank's financial statements and accompanying notes included elsewhere in this Annual Report. This analysis provides an overview of the significant changes that occurred during the periods presented.

RESULTS OF OPERATIONS

The Bank's operating results depend primarily upon its net interest income, the difference between the interest earned on its interest-bearing assets (loans and investment securities) and the interest paid on interest-bearing liabilities (deposits). Operating results are significantly affected by provisions for loan losses, other income and operating expenses. Each of these factors is significantly affected not only by the Bank's policies, to varying degrees, but general economic and competitive conditions and by policies of state and federal regulatory authorities.

COMPARISON OF FINANCIAL CONDITION AT
DECEMBER 31, 1997 AND 1996

Beginning in 1996, the management team implemented a growth oriented strategy designed to enhance the Bank's franchise value and operating profitability by increasing the size and quality of the Bank's assets. In the initial stages of this strategy, the Bank focused on improving its long term profitability by strengthening the quality of the Bank's loan portfolio. This policy caused an increase in collection efforts on past due loans, the collateralization of previously unsecured loans and a decision not to renew certain lending relationships. As a result, total assets decreased by $625,000 during 1997, from $46.1 million at December 31, 1996 to $45.4 million at December 31, 1997. This decrease in total assets was caused primarily by a $1.8 million decrease in net loans, from $24.6 million at December 31, 1996 to $22.8 million at December 31, 1997. Although the policy resulted in decreases in total assets and net loans during fiscal year 1997, the Bank believes that this policy has increased the size of the non-criticized loan portfolio, which has positively impacted earnings.

Stockholders' equity at December 31, 1997 was $4.7 million, as compared to $3.5 million on December 31, 1996. The increase in stockholders' equity was due to net income for the year of $571,000 and to the exercise of common stock purchase warrants during the year. In connection with the Private Placement Offering completed on June 15, 1993, the Bank issued 240,002 warrants to purchase stock at $2.50 per share, exercisable on or before December 31, 1997. All such warrants were exercised in 1997, resulting in an increase to stockholders' equity of $600,000 for the year ended December 31, 1997. Book value per share increased from $2.84 per share on December 31, 1996 to $3.18 per share on December 31, 1997.

Total deposits decreased 4.2%, from $42.4 million at December 31, 1996 to $40.6 million at December 31, 1997. The decline in deposits was the result of the Bank's decision to reduce interest rates paid on certain certificates of deposit products to prevailing market rates in order to enhance the profitability of the Bank.

The Bank's return on average assets was 1.33% and its return on average equity was 15.24% in fiscal year 1997. The Bank's return on average assets was 0.87% and its return on average equity was 12.05% in fiscal year 1996.

The Bank is required to meet certain capital requirements as established by the Federal Reserve Board. At December 31, 1997 and 1996, the Bank met all capital adequacy requirements to which it was subject.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

Net Income. Net income for the year ended December 31, 1997 increased $168,000 to $571,000, or $0.45 basic earnings per share ($0.44 per share, assuming dilution), from net income of $403,000, or $0.32 basic earnings per share ($0.32 per share, assuming dilution) for the year ended December 31, 1996. The increase in net income is primarily due to an increase of $136,000 in net interest income to $2.1 million for the year ended December 31, 1997 from $2.0 million for the year ended December 31, 1996.

Interest Income. The major component of the Bank's net earnings is net interest income, which is the excess of interest income on interest-earning assets over the interest expense on interest-bearing liabilities. Net interest income is affected by changes in volume resulting from growth and alterations of the balance sheet composition as well as fluctuations in interest rates ("interest rate spread") and maturities of sources and uses of funds. The Bank's management seeks to maximize net interest income by managing the balance sheet and determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining an acceptable level of risk.

Interest income totaled $3.3 million for the year ended December 31, 1997, a decrease of $164,000 or 4.8% from $3.4 million from the year ended December 31, 1996. This decrease in interest income was due to a $121,000 decrease in interest on federal funds sold with lower yields on loans. Interest on federal funds sold decreased because of the decrease in deposits, resulting in less federal funds available to sell. The decrease in interest income is also due in part to a decrease in the loan portfolio which resulted from management's policy to improve the overall quality of the Bank's loan portfolio. Net loans decreased by $1.8 million or 7.4% from December 31, 1996 to December 31, 1997.

Interest Expense. Total interest expense decreased $300,000, or 21.3%, from $1.4 million for the year ended December 31, 1996 to $1.1 million for the year ended December 31, 1997. This decrease was primarily due to the $4.6 million decrease in the average balance of interest-bearing liabilities from $34.8 million for the year ended December 31, 1996 to $30.2 million for the year ended December 31, 1997. The decrease also resulted from a decrease in the average rate paid on interest-bearing liabilities from 4.05% to 3.68% due to a management decision not to renew Certificates of Deposit at higher rates previously offered.

Net Interest Income. Net interest income increased by $136,000 or 6.8% from $2.0 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997.

The Bank's net interest margin (net interest income expressed as a percentage of total average interest-earning assets) increased to 5.25% for the year ended December 31, 1997 compared to 4.54% for the year ended December 31, 1996. The Bank's net yield (the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities) was 4.29% and 3.69% for the years ended December 31, 1997 and December 31, 1996, respectively.

Noninterest Income. Noninterest income for the year ended December 31, 1997 was $181,000, representing an increase of $62,000 from the noninterest income of $119,000 for the year ended December 31, 1996. This increase was caused primarily by an increase in service charges on deposit accounts and $47,000 representing gains on the sale of government securities during 1997.

Noninterest Expense. Noninterest expense consists primarily of operating expenses for compensation and related benefits, occupancy, federal insurance premiums and operating assessments, and equipment expenses. Noninterest expense increased $111,000 or 6.5% from $1.7 million for the year ended December 31, 1996 to $1.8 million for the year ended December 31, 1997. This increase was due in part to an increase in salaries and employee benefits expense of $54,000 or 6.1% from $899,000 for the year ended December 31, 1996 to $953,000 for the year ended December 31, 1997. Other operating expenses increased by $60,000 or 11.5% from $520,000 to $580,000 for the years ended December 31, 1996 and 1997, respectively. This increase was due to a normal increase in data processing service contract charges of $8,000 from 1996 to 1997; increases in stationery and supply expense of $17,000 primarily due to additional printing expenses for brochures for the loan department and other printing costs; and increases due to advertising expense increasing $8,000, the payment of directors' fees of $19,000 in 1997, and an increase of $5,000 in charitable contributions by the Bank.

Income Taxes. The Bank had an income tax benefit of $85,000 for the year ended December 31, 1997 and had no income tax liability for the year ended December 31, 1996. At December 31, 1997, the Bank has operating loss carryforwards of approximately $387,000 that may be offset against future taxable income. The Bank expects to use its net operating loss carryforward in its entirety by the end of fiscal year 1998.

COMPARISON OF FINANCIAL CONDITION FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

The Bank's total assets decreased $799,000 or 1.7% to $46.1 million at December 31, 1996, from $46.9 million at December 31, 1995. Net loans increased $925,000, or 3.9%, from $23.7 million at December 31, 1995 to $24.6 million at December 31, 1996. This increase was due to increased loan demand. Total deposits decreased $1.1 million, or 2.65%, from $43.5 million at December 31, 1995 to $42.4 million at December 31, 1996. The decrease in deposits is primarily due to a decrease in attorney escrow accounts. Federal Funds sold and securities purchased under an agreement to resell decreased $11.8 million from 1995 to 1996 and securities available-for-sale increased $10.6 million from 1995 to 1996. This shift in assets was a result of the Bank converting its investments from federal funds sold into higher yielding government securities.

     The Bank's return on average assets was 0.87% for the year ended December 31, 1996 as compared to 0.46% for the year ended December 31, 1995. The Bank's return on average stockholder equity was 12.05% and 5.89% for the years ended December 31, 1996 and 1995, respectively. Stockholders' equity at December 31, 1996 was $3.5 million, as compared to $3.1 million on December 31, 1995. This increase was due to net income for the year ended December 31, 1996 of $403,000. Book value per share increased from $2.52 per share on December 31, 1995 to $2.84 per share on December 31, 1996.

The Bank is required to meet certain capital requirements as established by the Federal Reserve Board. At December 31, 1996 and 1995, the Bank's met all capital adequacy requirements to which it was subject.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

Net Income. Net income for the year ended December 31, 1996 was $403,000, representing an increase of $220,000, or 120.9%, over the net income of $183,000 for the year ended December 31, 1995. On a per share basis, the Bank earned $0.32 basic earnings per share ($0.32 per share, assuming dilution) in 1996 compared with $0.15 basic earnings per share ($0.15 per share, assuming dilution) in 1995.

Interest Income.The major component of the Bank's net earnings is net interest income, which is the excess of interest income on interest-earning assets over the interest expense on interest-bearing liabilities. Net interest income is affected by changes in volume resulting from growth and alterations of the balance sheet composition as well as fluctuations in interest rates ("interest rate spread") and maturities of sources and uses of funds. The Bank's management seeks to maximize net interest income by managing the balance sheet and determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining an acceptable level of risk.

The Bank's net interest margin (net interest income expressed as a percentage of total average interest-earning assets) decreased to 4.54% for the year ended December 31, 1996 compared to 4.93% for the year ended December 31, 1995. The Bank's net yield (the average rate incurred on interest-bearing liabilities) was 3.69% and 3.96% for the years ended December 31, 1996, and December 31, 1995, respectively.

Interest income increased $372,000 or 12.2% to $3.4 million for the year ended December 31, 1996 over the year ended December 31, 1995. This increase in interest income was primarily due to an increase in income from the investment portfolio.

Interest income on loans decreased $78,000 from $2.4 million at December 31, 1995 to $2.3 million at December 31, 1996. This decrease occurred primarily because of competitive pressure on loan pricing. Interest income on securities increased by $504,000, or 157.8%, from $320,000 at December 31, 1995 to $823,000 at December 31, 1996. This increase was due primarily to the increased volume of investment in securities.

Interest Expense. Total Interest Expense increased $246,000, or 21.1%, from $1.2 million at December 31, 1995 to $1.4 million at December 31, 1996. Interest expense on interest checking deposits increased from $417,000 for the year ended December 31, 1995 to $453,000 for the year ended December 31, 1996. The increase in total interest expense is primarily due to a $210,000 increase in interest paid on certificates of deposit and a $36,000 increase in the interest paid on checking deposits. The balance of interest checking deposits on the balance sheet increased $2.5 million, or 18.3%, from $13.7 million for the year ended December 31, 1995 to $16.2 million for the year ended December 31, 1996.

Net Interest Income. Net interest income increased by $126,000, or 6.7%, in the year ended December 31, 1996 over the same period of 1995. This increase in net interest income occurred because of an increase in bond income and the increased volume of investment in securities, which outpaced the increase in deposit interest expense.

Noninterest Income. Noninterest Income amounted to $98,000 and $119,000 for the years ended December 31, 1995, and December 31, 1996, respectively. Noninterest income consists primarily of service charges and fees associated with the Bank's loan and savings accounts. The $21,000 increase from 1995 to 1996 was due primarily to an increase in service charges on deposit accounts.

Noninterest Expense. Noninterest expense consists primarily of operating expenses for compensation and related benefits, occupancy, federal insurance premiums and operating assessments and data processing charges. Total other expenses decreased $129,000 from $1.9 million for the year ended December 31, 1995 to $1.7 million for the year ended December 31, 1996. This decrease was primarily the result of reduced overhead, achieved through a reduction of legal fees to collect loans, FDIC insurance premiums and other expenses. FDIC insurance premiums decreased $58,000 from December 31, 1995 to December 31, 1996. Professional fees decreased $62,000, or 32.7%, from $191,000 at December 31, 1995 to $129,000 at December 31, 1996.

Income Taxes. The Bank had no tax liability at December 31, 1996, compared to income tax expense of $31,000 at December 31, 1995. At December 31, 1996, the Bank had operating loss carryforwards of approximately $849,000 that were available to offset future taxable income and which will expire over various years from the year 2006 to the year 2010.

Average Balances, Interest and Average Yields
The following table sets forth information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

                        AVERAGE BALANCES, INTEREST INCOME
                    AND EXPENSES AND AVERAGE YIELDS AND RATES
                             (Dollars in thousands)

                                          1997                       1996                         1995
                                        Interest                     Interest                     Interest
                                 Average Income/  Average   Average  Income/  Average    Average  Income/  Average
                                 Balance Expense Yield/Rate Balance  Expense  Yield/Rate Balance  Expense Yield/Rate

EARNING ASSETS:

Loans receivable1               $24,533  $2,286   9.32%   $24,458  $ 2,322     9.49%    $26,346  $ 2,399   9.11%
Investment securities, taxable   13,432     816   6.08     14,597      823     5.64       6,082      320   5.26
Federal funds sold                2,867     154   5.37      5,148      275     5.34       5,782      329   5.69
  Total earning assets           40,832   3,256   7.97     44,203    3,420     7.74      38,210    3,048   7.98

NON-EARNING ASSETS:
Cash and due from banks           1,649                     1,891                        1,899
Other assets                        414                       444                           34
  Total non-earning assets        2,063                     2,335                        1,933
  Total assets                  $42,895                   $46,538                      $40,143

INTEREST-BEARING LIABILITIES:
Deposits:
  Interest-bearing demand (NOW)
    deposits                    $ 5,073     113   2.23%   $ 5,495      119    2.17%    $ 5,745      147   2.56%
  Money market deposits          10,377     330   3.19     10,535      335    3.18       7,921      270   3.41
  Savings deposits                3,369      99   2.94      3,259       97    2.98       3,619      115   3.18
  Time deposits                  11,196     561   5.01     15,511      860    5.54      11,727      633   5.40
  Federal funds purchased           159       7   4.40         --       --      --        --        --      --
  Total interest-bearing
    liabilities                  30,174   1,111   3.68     34,800    1,411    4.05      29,012    1,165   4.02

NON-INTEREST-BEARING
  LIABILITIES:

Demand deposits                   8,829                     8,222                      7,879
Other liabilities                   145                       172                        144
  Total non-interest-bearing
    liabilities                   8,974                     8,394                      8,023
Stockholders' equity              3,747                     3,344                      3,108
  Total liabilities and
  stockholders' equity          $42,895                    $46,538                    $ 40,143
Interest spread                                   4.29%                      3.69%                         3.96%
Net interest margin             $ 2,145           5.25%    $ 2,009           4.54%    $ 1,883              4.93%

------------------------------------------------------------------------------------------------------------------------------------

1. Nonaccrual loan balances are included in the calculation of average balances.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume.

                                                      RATE AND VOLUME ANALYSIS
                                                       (Dollars in thousands)

                                                    Year Ended                     Year Ended
                                                 December 31, 1997             December 31, 1996
                                                   Compared To                    Compared To
                                                 December 31, 1996              December 31, 1995
                                            Increase (Decrease) Due to     Increase (Decrease) Due to
                                           Rate      Volume     Total      Rate      Volume     Total

INTEREST EARNED ON:
Loans receivable, net                      $ (43)   $   7    $ (36)       $ 107     $(184)     $ (77)
Investment securities, taxable               304     (311)      (7)          25       478        503
Federal funds sold                             2     (123)    (121)         (19)      (35)       (54)
  Total interest income                      263     (427)    (164)         113       259        372

INTEREST PAID ON:
  Interest-bearing (NOW) deposits              3       (9)      (6)         (22)       (6)       (28)
  Money market deposits                        1       (5)      (4)         (17)       82         65
  Savings deposits                            (1)       3        2           (7)      (11)       (18)
  Time deposits                              (77)    (222)    (299)          17       210        227
  Federal funds purchased                   --          7        7           --        --         --
  Total interest expense                     (74)    (226)    (300)         (29)      275        246
    Net interest income                    $ 337    $(201)   $ 136        $ 142     $ (16)     $ 126


INTEREST RATE SENSITIVITY

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. The difference between the Bank's interest-sensitive assets and interest-sensitive liabilities for a specified time frame is referred to as `'gap." A financial institution is considered to be asset-sensitive, or having a positive gap, when the amount of its earning assets maturing or repricing within a given time period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a financial institution is considered to be liability-sensitive, or have a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of earning assets also maturing or repricing within that time period. During a period of rising interest rates, a positive gap would tend to increase net interest income, while a negative gap would tend to have an adverse effect on net interest income. During a period of falling interest rates, a positive gap would tend to have an adverse effect on net interest income, while a negative gap would tend to increase net interest income.

The Bank evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy and other financial and business risk factors. The Bank uses a static gap model and a computer simulation to measure the effect on net interest income of various interest rate scenarios over selected time periods. The gap can be managed by repricing assets or liabilities, selling investments held for sale, replacing an asset or liability prior to maturity or adjusting the interest rate during the life of an asset or liability. Matching the amount of assets and liabilities repricing during the same time interval helps to reduce the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

As of December 31, 1997, the Bank's static one-year cumulative gap to total interest-sensitive assets position was negative (5.0)% and the Bank was, therefore, in a liability-sensitive position. It is the Bank's policy to control the mix and rate sensitivity of assets and liabilities such that the revolving gap (the gap is less than one year) will never exceed 10% (positive or negative) of assets.

The following table illustrates the interest sensitivity gap position of the Bank as of December 31, 1997 (focusing only on repricing schedules, not fixed versus variable rates). This table presents a position as of a particular day, which position changes continually and is not necessarily indicative of the Bank's position at any other time.

                                                               INTEREST SENSITIVITY ANALYSIS
                                                                    December 31, 1997
                                                                  (Dollars in thousands)

--------------------------------------------------------------------------------

                                                           3 Months       4-12        1 to 5       More than
                                                            or Less      Months        Years       5 Years        Total
Interest-sensitive Assets:
  Loans 1                                                 $  8,843     $  6,103      $  7,011      $  1,211      $ 23,168
  Securities                                                   250        1,195         9,987           612        12,044
  Federal funds sold                                         7,600           --            --            --         7,600
        Total interest-sensitive assets                     16,693        7,298        16,998         1,823        42,812
Interest-sensitive Liabilities:
  Certificates of deposit greater than $100,000              1,030        2,409           913            --         4,352
  Certificates of deposit less than $100,000                 1,383        3,683         1,706            --         6,772
Super NOW accounts/Money Market deposit accounts2           17,624           --            --            --        17,624
        Total interest-sensitive liabilities                20,037        6,092         2,619            --        28,748

Period gap                                                 $(3,344)    $  1,206      $ 14,379      $  1,823      $ 14,064

Cumulative gap                                             $(3,344)    $ (2,138)     $ 12,241      $ 14,064            --

Ratio of cumulative interest-
   sensitive liabilities to interest-sensitive assets                    120.02%       108.91%        70.14%        67.15%    --

------------------------------------------------------------------------------------------------------------------------------------

1.  Excludes non-accrual loans.

2.  Non-certificate  deposit  accounts are shown as repricing within the 3 month
    or  less  timeframe,   although  the  Bank  believes,  based  on  historical
    experience, that such deposits are less interest sensitive.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of the Bank's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Bank. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

     As of December 31, 1997, cash, federal funds sold, held-to-maturity investment securities maturing within one year and available-for-sale securities represented 52.51% of deposits and other liabilities, compared to 46.93% at December 31, 1996 and 49.69% at December 31, 1995. At December 31, 1997, based upon the Bank's investment policy, approximately 97.9% of total investment securities were available for sale, and were primarily invested in U.S. Treasury and agency securities, with a market value of approximately $23,000 greater than their book value. Asset liquidity is also provided by managing loan maturities. At December 31, 1997, approximately 64% or $15.0 million of loans would mature or reprice within a one-year period.


The following table summarizes the Bank's liquid assets for the periods indicated:

                                                      SUMMARY OF LIQUID ASSETS
                                                       (Dollars in thousands)
                                                                                December 31,
------------------------------------------------------------------------------
                                                               1997              1996               1995
Cash and due from banks                                    $   1,987          $   2,879          $   1,909
Federal funds sold                                             7,600              3,800             15,550
Investment securities 1                                           --                 --              1,558
Available-for-sale securities, at fair value                  11,794             13,282              2,712
Total liquid assets                                        $  21,381          $  19,961          $  21,729
Deposits and other liabilities                             $  40,719          $  42,532          $  43,725
Ratio of liquid assets to deposits and other liabilities       52.51%             46.93%             49.69%

------------------------------------------------------------------------------------------------------------------------------------

1. Only held-to-maturity investment securities at amortized cost with a maturity of one year or less are considered liquid assets for this table.

IMPACT OF INFLATION, CHANGING PRICES AND MONETARY POLICIES

The financial statements and related financial data concerning the Bank presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of the Bank is reflected in increased operating costs. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Bank, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the U.S. government and federal agencies, particularly the Federal Reserve.

The Federal Reserve implements national monetary policies such as seeking to curb inflation and combat recession by its open market operations in U.S. government securities, control of the discount rate applicable to borrowing by banks, and establishment of reserve requirements against bank deposits. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on the Bank and its results of operations are not predictable.

ACCOUNTING MATTERS

In February 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), which is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. Management does not expect that the adoption of SFAS 128 will have a material impact on the Bank's financial condition or reported earnings per share.

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129") which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 129 establishes standards for disclosing information about an entity's capital structure and applies to all entities. Management does not expect that the adoption of SFAS 129 will have a material impact on the Bank's financial condition or reported capital structure.

During June of 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 is effective for financial statements for periods beginning after December 15, 1997.

During June of 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information

("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997.

YEAR 2000 ISSUES

The "Year 2000 Problem" centers on the inability of computer systems to precisely recognize the year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. If computer systems are not adequately changed to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date/field information, such as interest, payment or due dates and other operating functions, will generate results which could be significantly misstated, and the Bank could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 Problem could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 Problem could result in a significant adverse impact on the Bank's products, services and competitive condition.

Financial institution regulators have recently increased their focus upon year 2000 issues, issuing guidance concerning the responsibilities of senior management and directors. The FDIC and the other federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any year 2000 problems. The federal banking agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams, and thus an institution's failure to address appropriately the Year 2000 Problem could result in supervisory action, including such enforcement actions as the reduction of the institution's supervisory ratings, the denial of applications for approval of a merger or acquisition, or the imposition of civil money penalties.

     The Bank recently hired an outside consultant to assess the impact of the Year 2000 Problem on the Bank. Because the Bank outsources its data processing and item processing operations, a significant component of the year 2000 plan is working with external vendors to test and certify their systems as year 2000 compliant. The Bank's external vendors have surveyed their programs to inventory the necessary changes and have begun correcting the applicable computer programs and replacing equipment so that the Bank's information systems will be year 2000 compliant prior to the end of 1998. This will enable the Bank to devote substantial time to the testing of the upgraded systems prior to the arrival of the millennium in order to comply with all applicable regulations. The Bank expects to complete its timetable for carrying out its plans to address year 2000 issues by December 31, 1998.

INDEPENDENT AUDITOR'S REPORT
To the Board of Directors
The Heritage Bank
McLean, Virginia

     We have audited the accompanying statements of condition of The Heritage Bank as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Heritage Bank as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.
Winchester,  Virginia
January 21, 1998,  except for Note 18
as to which the date is March 20, 1998

Statements of Condition

                                                                     DECEMBER 31,

Assets                                                           1997            1996
  Cash and due from banks                                   $  1,986,523    $  2,878,931
  Federal funds sold and securities purchased
    under agreement to resell                                  7,600,000       3,800,000
        Total cash and cash equivalents                     $  9,586,523    $  6,678,931

  Securities available for sale, at approximate
    market value                                              11,793,716      13,281,900
  Securities to be held to maturity (fair value:
    1997, $249,375 and 1996, $500,570)                           250,000         500,000

  Loans, net                                                  22,756 260      24,585,494

  Premises and equipment, net                                    378,939         355,752
  Other real estate owned                                        263,199         263,199
  Accrued interest and other assets                              421,006         409,719
                                                            ------------    ------------

        Total assets                                        $ 45,449,643    $ 46,074,995
  Liabilities and Stockholder's Equity
  LIABILITIES:
    Noninterest-bearing deposits                            $ 11,855,769    $  9,641,823
    Savings and interest-bearing demand deposits              17,623,691      19,316,846
    Time deposits                                             11,124,375      13,427,863
        Total deposits                                      $ 40,603,835    $ 42,386,532
    Accrued interest and other liabilities                       115,460         145,629
    Commitments and contingent liabilities                          --              --
                                                            ------------    ------------
        Total liabilities                                   $ 40,719,295    $ 42,532,161

  STOCKHOLDERS' EQUITY:
    Common stock, $1 par value; authorized 10,000,000
      shares; issued and outstanding 1,489,636 and
      1,249,634 shares, respectively                        $  1,489,636    $  1,249,634
    Capital surplus                                            3,327,451       2,967,448
    Accumulated deficit                                         (104,856)       (675,712)
    Unrealized gain on securities available for sale, net         18,117           1,464
                                                             ------------   ------------
        Total stockholders' equity                          $  4,730,348    $  3,542,834

        Total liabilities and stockholders' equity          $ 45,449,643    $ 46,074,995


  Statements of Operations

                                                          Years Ended December 31,
                                                             1997           1996

  INTEREST INCOME
  Loans                                                  $ 2,285,986    $ 2,321,858
  Securities                                                 816,256        822,760
  Federal funds sold                                         154,066        274,892
        Total interest income                            $ 3,256,308    $ 3,419,510

  INTEREST EXPENSE
  Interest checking deposits                             $   443,836    $   453,352
  Other time deposits                                        512,337        744,650
  Certificates of deposit $100,000 or more                   147,801        212,699
  Federal funds purchased                                      6,797           --
        Total interest expense                           $ 1,110,771    $ 1,410,701

        Net interest income                              $ 2,145,537    $ 2,008,809

  Provision for loan losses                                    3,825           --
                                                        ------------   ------------
        Net interest income after
          provision for loan losses                      $ 2,141,712    $ 2,008,809

  OTHER INCOME
  Service charges on deposit accounts                    $   112,039    $   101,440
  Other operating income, net                                 21,233         17,660
  Gain on sale of securities                                  47,261           --
        Total other income                               $   180,533    $   119,100

  OTHER EXPENSES
  Salaries and employee benefits                         $   953,246    $   898,649
  Occupancy expense                                          215,204        214,171
  Equipment expense                                           88,275         91,687
  Other operating expenses                                   579,961        520,109
        Total other expenses                             $ 1,836,686    $ 1,724,616

  Income before income taxes                             $   485,559    $   403,293

  Income tax expense (benefit)                               (85,297)          --
                                                        ------------   ------------
  NET INCOME                                             $   570,856    $   403,293

  EARNINGS PER SHARE, basic                              $      0.45    $      0.32

EARNINGS PER SHARE, assuming dilution                    $      0.44    $      0.32


STATEMENTS OF
CHANGES IN STOCKHOLDERS'
EQUITY
Years Ended December 31, 1997 and 1996

                                                                                                       Unrealized
                                                                                                     Gain (Loss) on
                                                                                                       Securities        Total
                                              Common Stock            Capital           Accumulated    Available-   Stockholders'
                                         Shares          Amount      Surplus             Deficit        For-Sale        Equity

  BALANCE, DECEMBER 31, 1995           1,249,634   $  1,249,634    $   2,967,448    $  (1,079,005)     $ 10,987     $  3,149,064
  Net income                                  --             --               --          403,293            --          403,293
  Change in unrealized gain (loss)
    on securities available for sale          --             --               --               --        (9,523)          (9,523)
  BALANCE, DECEMBER 31, 1996           1,249,634   $  1,249,634    $   2,967,448    $    (675,712)     $  1,464     $  3,542,834
  Net income                                  --             --               --          570,856            --          570,856
  Warrants exercised                     240,002        240,002          360,003               --            --          600,005
  Change in  unrealized  gain (loss)
   on securities  available  for sale,
   net of deferred income taxes
   of $9,333                                 --             --               --               --         16,653           16,653
  BALANCE, DECEMBER 31, 1997           1,489,636   $  1,489,636    $   3,327,451    $    (104,856)     $ 18,117     $  4,730,348


STATEMENTS OF CASH FLOWS

                                                                 Years Ended December 31,
                                                                1997                  1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                               $    570,856           $    403,293
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Provision for loan losses                                     3,825                   --
  Gain on sale of securities                                  (47,261)                  --
  Depreciation and amortization                                67,733                 72,182
  Deferred income taxes                                       (85,297)                  --
Amortization of investment security
  premiums, net of discounts                                   13,845                 24,245
(Increase) decrease accrued interest
  and other assets                                             64,677               (109,696)
Decrease in accrued interest
  and other liabilities                                       (30,169)               (17,419)
  Net cash provided by
    operating activities                                 $    558,209           $    372,605

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and calls of securities available
  for sale                                               $  1,800,000           $  2,000,000
Purchase of securities available for sale                  (9,236,816)           (12,601,919)
Maturities of securities held to maturity                     250,000              1,550,000
Proceeds from sale of securities available
  for sale                                                  8,984,402                  5,100
Net (increase) decrease in loans                            1,825,409             (1,010,908)
Purchase of premises and equipment                            (90,920)               (42,487)
Proceeds from sale of other real estate owned                    --                  100,508
  Net cash provided by (used in)
    investing activities                                 $  3,532,075           $ (9,999,706)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in demand deposits,
  NOW accounts and savings deposits                      $    550,791           $    986,664
Decrease in certificates of deposit                        (2,333,488)            (2,139,345)
Proceeds from stock warrants exercised                        600,005                   --
  Net cash provided by (used in)
    financing activities                                 $ (1,182,692)          $ (1,152,681)

  Net change in cash and cash equivalents                $  2,907,592           $(10,779,782)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                6,678,931             17,458,713

CASH AND CASH EQUIVALENTS, END OF YEAR                   $  9,586,523           $  6,678,931


STATEMENTS OF CASH FLOWS

(Continued)

                                                                            Years Ended December 31,
                                                                       1997                          1996
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash payments for:
  Interest                                                        $   1,113,620               $   1,419,643
  Income taxes                                                    $       9,187               $          --
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  ACTIVITIES
Other real estate acquired in settlement of loans                 $          --               $      86,750
Unrealized gain (loss) on securities available for sale           $      25,986               $      (9,523)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

NOTE 1.  NATURE OF BANKING ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

The Heritage Bank was incorporated under the laws of the Commonwealth of Virginia in 1987. It operated as a wholly-owned subsidiary of Heritage Bankshares, Inc. until September 1, 1992, when it became independent. The Bank is a state chartered member of the Federal Reserve System with deposits insured by the Federal Deposit Insurance Corporation (FDIC) and is located in McLean, Virginia.

The Bank provides a variety of banking services to individuals and businesses. Its primary deposit products are demand and savings deposits and certificates of deposit. Its primary lending products are commercial business and real estate mortgage loans. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to accepted practice within the banking industry. The following is a description of the more significant of these policies and practices.

SECURITIES--Securities are classified in three categories and accounted for as follows:

a.  Securities Held to Maturity

Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

b.  Securities Available for Sale

Securities classified as available for sale are those debt and equity securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

c.  Trading Securities

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Bank had no trading securities at December 31, 1997 and 1996.

LOANS--Loans are shown on the balance sheets net of unearned discounts and the allowance for loan losses.

Interest on loans is computed by methods which generally result in level rates of return on principal. Interest accrual is discontinued when, in the opinion of management, the likelihood of collection is doubtful. Loans are charged off when in the opinion of management they are deemed to be uncollectible after taking into consideration such factors as the current financial condition of the customer and the underlying collateral and guarantees.

The Bank adopted FASB No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement has been amended by FASB No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." Statement 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Statement 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for credit losses and interest income recognized on loans.

The Bank considers all consumer installment loans and residential mortgage loans to be homogeneous loans. These loans are not subject to impairment under FASB
114. A loan is considered impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, expected future cash flows, financial condition of the borrower, and the current economic conditions. A performing loan may be considered impaired, if the factors above indicate a need for impairment. A loan on nonaccrual status may not be impaired if in the process of collection or there is an insignificant shortfall in payment. An insignificant delay of less than 30 days or a shortfall of less than 5% of the required principal and interest payment generally does not indicate an impairment situation, if in management's judgment the loan will be paid in full. Loans that meet the regulatory definitions of doubtful or loss generally qualifies as an impaired loan under FASB 114. Charge-offs for impaired loans occur when the loan or portion of the loan is determined to be uncollectible, as is the case for all loans.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

ALLOWANCE FOR LOAN LOSSES--The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowances relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

BANK PREMISES AND EQUIPMENT--Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

INCOME TAXES --Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

EARNINGS PER SHARE --In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the statement 128 requirements.

NONREFUNDABLE LOAN FEES AND COSTS--Loan origination and commitment fees are being deferred and amortized as an adjustment of the related loan's yield.

CASH AND CASH EQUIVALENTS--For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and securities purchased under agreement to resell. Generally, federal funds are purchased and sold for one-day periods.

OTHER REAL ESTATE--Real estate acquired through foreclosure is carried at the lower of cost or fair market value less estimated selling costs.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING--The Bank follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2.  CASH AND DUE FROM BANKS

The Bank is required to maintain reserve balances with the Federal Reserve Bank. For the final weekly reporting period in the years ended December 31, 1997 and 1996, the aggregate amounts of daily average required balances were approximately $348,000 and $330,000, respectively.

NOTE 3.  SECURITIES

The amortized cost, unrealized holding gains and losses, and the fair value of securities are summarized as follows:

                                                                Gross             Gross
                                            Amortized        Unrealized        Unrealized          Fair
                                               Cost            Gains            (Losses)           Value

AVAILABLE-FOR-SALE SECURITIES:
December 31, 1997:
  U.S. Treasury Securities                $   4,052,641    $      26,532     $      (3,001)   $    4,076,172
  U.S. Government Agencies                    5,751,783            7,279            (7,841)        5,751,221
  Obligations of states and
    political subdivisions                    1,849,592            5,819            (1,338)        1,854,073
  Other                                         112,250               --               --            112,250
      Total                               $  11,766,266    $      39,630     $     (12,180)   $   11,793,716

December 31, 1996:
  U.S. Treasury Securities                $   8,053,464    $      31,555     $     (10,677)   $    8,074,342
  U.S. Government Agencies                    4,799,272            2,732           (22,534)        4,779,470
  Obligations of states and
    political subdivisions                      340,000              388                --           340,388
  Other                                          87,700               --                --            87,700
      Total                               $  13,280,436    $      34,675     $     (33,211)   $   13,281,900

HELD-TO-MATURITY SECURITIES:
December 31, 1997:
  U.S. Government Agencies                $     250,000    $          --     $        (625)   $      249,375

December 31, 1996:
U.S. Government Agencies                  $     500,000    $         740     $        (170)   $      500,570


The scheduled maturities of securities at December 31, 1997 were as follows:


                                         Available-for-Sale Securities       Held-to-Maturity Securities
                                         Amortized            Fair            Amortized          Fair

                                            Cost             Value               Cost            Value

Due in one year or less                $   1,442,842      $   1,444,579     $          --    $          --
Due from one year to five years            9,711,174          9,736,887           250,000          249,375
Due from five years to ten years             500,000            500,000                --               --
Federal reserve stock                        112,250            112,250                --               --
  Total                                $  11,766,266      $  11,793,716     $     250,000    $     249,375


Proceeds from sale of securities available for sale during 1997 and 1996 were $8,984,402 and $5,100. Gross gains on those sales during 1997 were $47,261. There were no gains or losses on the sales during 1996.

Securities having a book value of approximately $1,000,000 at both December 31, 1997 and 1996, were pledged to secure public deposits and letters of credit.

NOTE 4.  LOANS

Major classifications of loans were as follows at December 31:

                                                                                                                     1997

                                                                 1996

                                                                              (in thousands)
  Real estate:
    Mortgage                                              $      17,532                      $      19,524
    Construction                                                    448                                633
  Commercial                                                      4,191                              4,210
  Consumer loans                                                  1,219                                835
                                                          $      23,390                      $      25,202
  Less: allowance for loan losses                                  (634)                              (617)
  Loans, net                                              $      22,756                      $      24,585

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

                                                                                                                     1997

                                                            1996

  Balance, beginning of year                              $     617,430                      $     684,607
  Provision for loan losses                                       3,825                                 --
  Loans charged-off                                             (61,336)                          (108,402)
  Recoveries                                                     73,878                             41,225
  Balance at end of year                                  $     633,797                      $     617,430

Information about impaired loans as of and for the years ended December 31, 1997 and 1996 is as follows:

                                                                                                                     1997

                                                            1996

  Impaired loans for which an allowance
    has been provided                                     $     185,166                      $     432,021
  Impaired loans for which no allowance
    has been provided                                                --                                 --
      Total impaired loans                                $     185,166                      $     432,021

  Allowance provided for impaired loans,
    included in the allowance for loan losses             $      27,775                      $      77,380

  Average balance in impaired loans                       $     378,901                      $     109,565

  Interest income recognized                              $      26,858                      $      25,331


Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $36,735 and $32,500 at December 31, 1997 and 1996, respectfully. If interest on these loans had been accrued, such income would have approximated $5,852 and $13,471 for the years ended December 31, 1997 and 1996.

NOTE 5.  RELATED PARTY TRANSACTIONS

The Bank has loan transactions with its officers and directors and with companies in which the officers and directors have a financial interest. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not represent more than normal credit risk.

The aggregate amount of loans to such related parties at December 31, 1997 and 1996 was $348,483 and $757,413, respectively. During 1997, new loans to such related parties amounted to $145,000 and repayments amounted to $553,930.

NOTE 6.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

                           1997              1996
---------------------------

Land                 $     245,000       $   245,000
Leasehold
  improvements             147,647           155,260
Equipment, furniture
  and fixtures             337,613           599,487
                     $     730,260       $   999,747
Less: accumulated
  depreciation and
  amortization            (351,321)         (643,995)
                     $     378,939       $   355,752


Depreciation and amortization charged to operations totaled $67,733 and $72,182 in 1997 and 1996, respectively.

NOTE 7.  REPURCHASE AGREEMENT

In 1994, the Bank executed a Master Repurchase Agreement with a major financial institution. Under this agreement, the Bank may borrow short-term funds by selling securities under agreement to repurchase. Generally, these securities will be limited to U.S. Government and government agency securities and agency mortgage-backed securities. The amount available to be borrowed under this plan is limited by the amount of securities held in safekeeping by the correspondent financial institution, which was $1,250,000 at year end. As of December 31, 1997 and 1996, no funds were borrowed under this agreement.

NOTE 8.  INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 1997 and 1996:

                                                                       1997                        1996
DEFERRED TAX ASSETS:

  Net operating loss carryforwards                                $     131,717               $     296,211
  Alternative minimum tax credits                                        14,354                          --
  Accumulated depreciation                                               32,233                      28,943
  Other                                                                   6,644                      19,787
  Less: valuation allowance                                             (85,297)                   (332,311)
    Gross deferred tax asset                                      $      99,651               $      12,630

DEFERRED TAX LIABILITIES:
  Unrealized gain on securities available for sale                $       9,333               $         498
  Deferred loan fees                                                         --                      11,827
  Allowance for loan losses                                                  --                         305
    Gross deferred tax liabilities                                $       9,333               $      12,630

  Net deferred tax asset                                          $      90,318               $          --


The  provision  for income  taxes  charged  to  operations  for the years  ended
December 31, 1997 and 1996, consists of the following:


                                                                       1997                        1996

Current                                                           $          --               $          --
Deferred                                                                161,717                     132,611
Benefit of operating loss carryforwards                                (247,014)                   (132,611)
                                                                    ------------                ------------
                                                                  $     (85,297)              $         --

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended
December 31, 1997 and 1996, due to the following:

                                                                       1997                        1996

Tax expense at statutory rate                                     $     165,090               $     137,120
Benefit of operating loss carryforwards                                (247,014)                   (132,611)
Other, net                                                               (3,373)                     (4,509)
                                                                   ------------                -------------
                                                                  $     (85,297)              $          --


At December 31, 1997, the Bank has operating loss carryforwards of approximately $387,000 that may be offset against future taxable income and which will expire over various years from 2006 to 2010.

NOTE 9.  DEPOSITS

The aggregate amount of jumbo time deposits, each with a minimum denomination of
$100,000  was  approximately   $4,352,098  and  $4,231,376  in  1997  and  1996,
respectively.


At December 31, 1997, the scheduled maturities of time deposits are as follows:

                                                          (Amounts in Thousands)

Three months or less                                             $        2,413
Over three months through 12 months                                       6,092
Over one year through three years                                         2,411
Over three years                                                            208
                                                                 $       11,124

NOTE 10.  OTHER OPERATING EXPENSES

The components of other operating expenses consisted of the following for the years ended December 31:

                                                                       1997                        1996

Data processing                                                   $      78,702               $     70,594
Insurance                                                                21,498                     29,192
FDIC insurance                                                            4,429                      6,939
Professional fees                                                       115,024                    128,628
Stationary and supplies                                                  61,957                     44,843
Postage                                                                  36,899                     37,499
Other (includes no items in excess of

  1% of total revenue)                                                  261,452                     202,414
                                                                   ------------                ------------
                                                                  $     579,961               $     520,109


NOTE 11.  EARNINGS PER SHARE

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders.

                                                                   1997                       1996
                                                                        Per Share                   Per Share
                                                           Shares        Amount        Shares        Amount

Basic earnings per share                                  1,271,176   $    0.45       1,249,634   $     0.32
Effect of dilutive securities:
 Stock options                                                1,307                         --
 Warrants                                                    22,726                         --

Diluted earnings per share                                1,295,209   $    0.44       1,249,634   $     0.32

Warrants on 240,002 shares of common stock were not included in computing diluted EPS in 1996 because their effects were antidilutive.


Options on 30,675 shares of common stock were not included in computing diluted EPS in 1996, because their effects were antidilutive.

NOTE 12.  COMMITMENTS AND CONTINGENCIES

The Bank entered into a long-term lease for its main office and operations center which expires in 1998. The lease contains three five-year renewal periods. Total rent expense was $194,945 and $197,096, for 1997 and 1996, respectively, and was included in occupancy expense.

The following is a schedule by year of future minimum lease payments required under the long-term noncancelable lease agreements.

    1998                               $     105,945

The Bank also entered into a long-term lease for its future branch office on December 22, 1997. The term of the lease is ten years commencing June 1, 1998 or fifteen days following the issuance of an occupancy permit, whichever occurs last. If the Certificate of Occupancy is not granted by October 31, 1998, the lease may be declared void by either party by providing written notice to the other party.

In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these transactions.

See Note 14 with respect to financial instruments with off-balance-sheet risk.

NOTE 13.  STOCK OPTIONS AND WARRANTS

The Bank has a nonqualified stock option plan which full-time employees and part-time employees working at least 25 hours per week are eligible to receive options to acquire Common Stock. The Bank's Board of Directors or a committee appointed by the Board of Directors may grant options at prices determined by the Board or committee. Options expire ten years after the date of grant. The Plan authorized the Board of Directors or committee to grant up to 50,000 options; however, the Board of Directors may increase the aggregate number of options that may be granted.

On March 26, 1997, the Board of Directors granted stock options under the above plan to those members serving on the Bank's Board of Directors, who are not employees or officers of the Bank, have the option to acquire common stock at an exercise price of $2.86. The options expire ten years after the grant date, unless the Director ceases to be a member of the Bank's Board of Directors, in which case the options expire sixty days following such date. As of December 31, 1997, the 10,000 options granted under the plan were outstanding.

The status of the Option Plans during 1997 and 1996 is as follows:

                                                      1997                             1996
                                                             Weighted                             Weighted
                                                             Average                              Average
                                           Number            Exercise           Number            Exercise
                                         of Shares            Price           of Shares            Price
Outstanding at January 1                  30,675         $    3.51               40,675        $   3.26
  Granted                                 10,000              2.86                   --              --
  Exercised                                   --                --                   --              --
  Canceled                                (3,300)             4.20              (10,000)           2.50
Outstanding at December 31                37,375              3.28               30,675            3.51

The status of the options outstanding at December 31, 1997 is as follows:

                                 Number
                               Outstanding      Remaining
              Exercise            and           Contractual
               Price          Exercisable          Life

           $3.99 to $4.20        5,050             0.75 years
               $4.10             3,000             1.75 years
           $3.10 to $3.15       19,325             2.75 years
               $2.86            10,000             9.25 years


The Bank applies APB Opinion 25 in accounting for its incentive stock option plan. Accordingly, no compensation cost has been recognized for the plan in 1997 and 1996. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would not have been materially different from the amounts presented.

In 1993, the Bank issued two stock purchase warrants ("warrant") for every four shares of common stock purchased in a private offering. A total of 240,002 warrants were issued. Warrants entitled the holder to purchase one share of common stock at a price of $2.50 per share until December 31, 1997. All 240,002 warrants were exercised during 1997.

NOTE 14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 1997 and 1996 is as follows:


                                                  1997                  1996

Financial instruments whose contract
  amounts represent credit risk:
  Commitments to extend credit              $   6,654,155          $  5,247,060
  Standby letters of credit                 $     191,257          $    274,160

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash and marketable securities supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1997 varies from 0 percent to 100 percent; the average amount collateralized is 86 percent.

NOTE 15.  CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--possibly additional discretionary --actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                                                            To Be Well
                                                                                        Capitalized Under
                                                                 For Capital            Prompt Corrective
                                          Actual                Adequacy Purposes        Action Provisions
                                  Amount        Ratio        Amount         Ratio      Amount        Ratio
                                                             (Amount in Thousands)
As of December 31, 1997:
  Total Capital (to Risk
    Weighted Assets)              $.5,051    18.6%        _ $ 2,170     _ 8.0%       _  $ 2,712   _ 10.0%
  Tier 1 Capital (to Risk
    Weighted Assets)              $.4,712    17.4%        _ $ 1,085     _ 4.0%       _  $ 1,627   _  6.0%
  Tier 1 Capital (to
    Average Assets)               $.4,712    11.0%        _ $ 1,714     _ 4.0%       _  $ 2,142   _  5.0%

As of December 31, 1996:
  Total Capital (to Risk
    Weighted Assets)              $.3,895    13.9%        _ $ 2,250     _ 8.0%       _  $ 2,812   _ 10.0%
  Tier 1 Capital (to Risk
    Weighted Assets)              $.3,541    12.6%        _ $ 1,125     _ 4.0%       _  $ 1,687   _  6.0%
  Tier 1 Capital (to
     Average Assets)              $.3,541     7.8%        _ $ 1,828     _ 4.0%       _  $ 2,285   _  5.0%


NOTE 16.  RETAINED EARNINGS

Federal regulations limit the amount of dividends which the Bank can pay without obtaining prior approval from regulatory authorities. As of December 31, 1997, the Bank could not declare or pay any dividends and had made no requests to do so.

NOTE 17.  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1996,  the FASB issued  FASB No.  125,  "Accounting  for  Transfers  and
Servicing  of  Financial  Assets  and   Extinguishments  of  Liabilities."  This
Statement  provides   accounting  and  reporting  standards  for  transfers  and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control of the affected asset or liability that it controls or surrenders. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Bank is not presently expected to be impacted by this Statement in the foreseeable future.

In October 1996, the FASB issued FASB Statement No. 127, which deferred for one year paragraphs 9-12 (Accounting for Transfers and Servicing of Financial Assets) under FASB No. 125 for securities lending, repurchase agreements, dollar rolls, and other secured transactions. The FASB also agreed to defer for one year paragraph 15 (Secured Borrowings and Collateral) under FASB No. 125 for all transactions.

During June 1997, the FASB issued FASB No. 130, "Reporting Comprehensive Income." This pronouncement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. FASB No. 130 is effective for financial statements beginning after December 15, 1997.

Additionally during June of 1997, the FASB issued FASB No. 131, "Disclosures about Segments of an Enterprise and Related Information." FASB No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement becomes effective for financial statements for periods beginning after December 31, 1997.

NOTE 18.  SUBSEQUENT EVENTS

On March 20,  1998,  the Bank was  advised of a claim  against  it by  Travelers
Casualty & Surety Company of America asserting negligence in accepting fraudulently endorsed checks by an employee of an entity insured by Travelers. To date, no lawsuit has been filed. The claimed loss is $460,534, plus interest. The Bank denies liability to Travelers and intends to vigorously defend any claim that is filed. The Bank's insurance carrier has notified the Bank that it possesses indemnity coverage for any claim, subject to a $25,000 deductible.

Advisory Board

                    William Barton (Immediate past Chairman)
                 Managing Partner, Barton, Mountain & Tolle, LLC

                                  French Boone
                        President, Boone & Sons Jewelers

                                  Thomas Fadoul
                             Fadoul & Associates, PC

                                 Ardell Fleeson
                       Membership Director, The Tower Club

                                  Lane Gabeler
                    Partner, Gabeler, Battocchi & Griggs LLC

                                 Lucas Gallegos
                            Retired, Bakery Executive

                                Riadh W. Habboush
                                 Civil Engineer

                                  Thomas Jacobi
                      President, Langley Kodak Image Center

                                  Thomas Langan
                       Partner, Ross, Langan and McKendree

                                 Deborah Larson
                             Realtor, Long & Foster

                               Mrs. Robert M. Lazo
                                 Civic Volunteer

                                 Douglas Megill
                    President, McLean Insurance Agency, Inc.

                                   William Ore
                        Vice President, The Heritage Bank

                                  Lola Reinsch
                   CEO, E.G. Reinsch, Inc. Property Management

                                 Caroline Rocco
                   Real Estate Broker, Coldwell Banker Stevens

                           Jerome K. Tankel (Chairman)
                                 Attorney at Law

                               Robert D. Verhalen
                              Verhalen & Associates

                                 Lawrence Wright
                   Senior Vice President, Booz Allen Hamilton

                                   Penny Yerks

                           Realtor, Weichert Realtors